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                                                                 Exhibit (a)(11)

BMC SOFTWARE TENDER OFFER FOR NEW DIMENSION SOFTWARE SUCCESSFUL WITH MORE THAN 95 PERCENT ACCEPTANCE

All Shares Tendered Accepted for Purchase

HOUSTON, TX -- (April 9, 1999) -- BMC Software,Inc. (Nasdaq: BMCS) announced today that in excess of 95 percent of the shares of New Dimension Software Ltd. (Nasdaq: DDDDF) common stock were tendered prior to the expiration of BMC Software's previously announced tender offer for New Dimension Software. The consummation of the tender offer for all of the issued and outstanding shares of New Dimension Software at a price of $52.50 per share in cash expired, as scheduled, at 12:00 midnight, New York City time, on Thursday, April 8, 1999. All shares validly tendered and not properly withdrawn prior to the expiration were accepted for payment.

BMC Software plans to acquire the remaining outstanding shares of New Dimension Software shares pursuant to the compulsory acquisition procedures set out in
Section 236 of the Company's Ordinance of the State of Israel.

COMPANY BACKGROUNDS

BMC SOFTWARE

BMC Software is the world's leading provider of management solutions that ensure the availability, performance, and recovery of companies' business-critical applications. We call this application service assurance, and it means that the applications you and your customers rely on most stay up and running, around the clock. For more than 18 years, the world's largest companies have relied on BMC Software. BMC Software is among the world's largest independent software vendors, a Forbes 500 company and a member of the S&P 500, with revenues during the previous 12 months of approximately $1.2 billion. The company is headquartered in Houston, Texas, with offices worldwide. For more information, visit our Web site at www.bmc.com, or please call 800-841-2031 or 713-918-8800.

NEW DIMENSION SOFTWARE

New Dimension Software is a premier developer of systems management software for complex distributed systems. With the Company's tightly integrated family of products, all aspects of enterprise production, output and security can be effectively managed. By managing the flow of information between applications, systems, end users and administrators, New Dimension Software products allow organizations to achieve their business goals. Founded in 1983, the Company is based in Tel Aviv, with its North American subsidiary's headquarters in Irvine, California and regional offices throughout the United States, Canada, Mexico and Australia. The Company's products are currently licensed to over 2,350 customers in more than 40 countries.

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MEDIA RELATIONS CONTACTS:                    INVESTOR RELATIONS CONTACT:

    BMC Software:                                   BMC Software:
    Dan D'Armond                                    John Cox
   (713) 918-2372                                   (713) 918-4291
   dan_d'armond@bmc.com                             john_cox@bmc.com

    Blanc & Otus: (For BMC Software)
    Jim McManus
    (617) 225-9990
    jmcmanus@bando.com